Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2022

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		June 30		December 31
		2022	2021	2021
	Note	US $ in millions
Assets
Vessels	6	4,405.3	1,768.3	2,957.8
Containers and handling equipment	6	1,281.4	1,019.3	1,365.8
Other tangible assets	6	77.7	67.0	68.9
Intangible assets		79.4	67.4	73.8
Investments in associates		17.8	12.4	12.2
Other investments		651.0	5.4	169.2
Trade and other receivables		109.5	6.1	107.2
Deferred tax assets		2.3	1.5	2.1
Total non-current assets		6,624.4	2,947.4	4,757.0

Inventories		216.2	99.7	119.0
Trade and other receivables		1,346.2	963.3	1,278.0
Other investments		2,358.9	46.8	2,144.5
Cash and cash equivalents		946.8	1,545.3	1,543.3
Total current assets		4,868.1	2,655.1	5,084.8
Total assets		11,492.5	5,602.5	9,841.8

Equity
Share capital and reserves	5	2,010.6	1,992.9	2,011.4
Retained earnings (deficit)		3,231.4	(279.5)	2,580.6
Equity attributable to owners of the Company		5,242.0	1,713.4	4,592.0
Non-controlling interests		6.2	5.0	7.5
Total equity		5,248.2	1,718.4	4,599.5

Liabilities
Lease liabilities		2,929.0	1,427.8	2,178.7
Loans and other liabilities		164.8	130.0	120.8
Employee benefits		50.0	64.1	65.6
Deferred tax liabilities		133.8	42.5	120.6
Total non-current liabilities		3,277.6	1,664.4	2,485.7

Trade and other payables		901.3	944.8	1,086.3
Provisions		30.8	28.2	28.3
Contract liabilities		577.5	453.0	618.3
Lease liabilities		1,377.2	658.4	893.0
Loans and other liabilities		79.9	135.3	130.7
Total current liabilities		2,966.7	2,219.7	2,756.6
Total liabilities		6,244.3	3,884.1	5,242.3
Total equity and liabilities		11,492.5	5,602.5	9,841.8

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: August 17, 2022.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

		Six months ended June 30		Three months ended June 30		Year ended December 31
		2022	2021	2022	2021	2021
	Note	US $ in millions

Income from voyages and related services		7,145.2	4,126.3	3,428.8	2,382.0	10,728.7
Cost of voyages and related services
Operating expenses and cost of services	8	(2,380.6)	(1,869.5)	(1,262.3)	(988.9)	(3,905.9)
Depreciation		(616.0)	(298.7)	(331.6)	(170.6)	(756.3)
Gross profit		4,148.6	1,958.1	1,834.9	1,222.5	6,066.5

Other operating income		19.3	4.2	14.7	1.8	14.5
Other operating expenses		(0.2)	(0.5)	(0.1)	(0.4)	(1.0)
General and administrative expenses		(162.0)	(123.5)	(84.9)	(67.6)	(267.7)
Share of profit (loss) of associates		1.1	2.2	(0.3)	0.7	4.0

Results from operating activities		4,006.8	1,840.5	1,764.3	1,157.0	5,816.3

Finance income		47.4	5.7	26.0	(1.1)	18.8
Finance expenses		(99.2)	(90.2)	(53.9)	(43.9)	(175.6)

Net finance expenses		(51.8)	(84.5)	(27.9)	(45.0)	(156.8)

Profit before income taxes		3,955.0	1,756.0	1,736.4	1,112.0	5,659.5

Income taxes		(908.2)	(278.2)	(400.6)	(223.8)	(1,010.4)

Profit for the period		3,046.8	1,477.8	1,335.8	888.2	4,649.1

Attributable to:

Owners of the Company		3,041.9	1,474.1	1,333.1	886.5	4,640.3
Non-controlling interests		4.9	3.7	2.7	1.7	8.8
Profit for the period		3,046.8	1,477.8	1,335.8	888.2	4,649.1

Earnings per share (US$)
Basic earnings per 1 ordinary share	10	25.36	13.11	11.11	7.71	40.31
Diluted earnings per 1 ordinary share	10	25.26	12.56	11.07	7.38	39.02

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2022	2021	2022	2021	2021
	US $ in millions

Profit for the period	3,046.8	1,477.8	1,335.8	888.2	4,649.1

Other components of comprehensive income

Items of other comprehensive income that were or will be reclassified to profit and loss
Foreign currency translation differences
for foreign operations	(12.4)	(3.4)	(7.4)	(0.1)	(7.8)

Net change in fair value of investments in debt instruments at fair value through other comprehensive income, net of tax	(12.1)		(4.8)		(0.7)

Items of other comprehensive income that would never be reclassified to profit and loss

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(1.5)	(0.1)	(1.7)	0.1	(0.2)

Defined benefit pension plans actuarial gains, net of tax	4.4		0.5		1.1

Other comprehensive income for the period, net of tax	(21.6)	(3.5)	(13.4)		(7.6)

Total comprehensive income for the period	3,025.2	1,474.3	1,322.4	888.2	4,641.5

Attributable to:
Owners of the Company	3,021.9	1,471.8	1,320.4	886.6	4,636.8
Non-controlling interests	3.3	2.5	2.0	1.6	4.7

Total comprehensive income for the period	3,025.2	1,474.3	1,322.4	888.2	4,641.5

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (**)	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2022
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5
Initial application of an amendment to IAS 37 (*)				(3.3)	(3.3)		(3.3)
Balance at January 1, 2022	923.2	1,107.9	(19.7)	2,577.3	4,588.7	7.5	4,596.2
Profit for the period				3,041.9	3,041.9	4.9	3,046.8
Other comprehensive income for the period, net of tax			(10.8)	(9.2)	(20.0)	(1.6)	(21.6)
Share-based compensation		10.0			10.0		10.0
Exercise of options	2.2	(2.2)
Dividend to owners of the Company				(2,378.6)	(2,378.6)		(2,378.6)
Dividend to non-controlling interests in subsidiaries						(4.6)	(4.6)
Balance at June 30, 2022	925.4	1,115.7	(30.5)	3,231.4	5,242.0	6.2	5,248.2

For the three months period ended June 30, 2022
Balance at March 31, 2022	924.3	1,109.3	(23.8)	2,246.1	4,255.9	4.3	4,260.2
Profit for the period				1,333.1	1,333.1	2.7	1,335.8
Other comprehensive income for the period, net of tax			(6.7)	(6.0)	(12.7)	(0.7)	(13.4)
Share-based compensation		7.5			7.5		7.5
Exercise of options	1.1	(1.1)
Dividend to owners of the Company				(341.8)	(341.8)		(341.8)
Dividend to non-controlling interests in subsidiaries						(0.1)	(0.1)
Balance at June 30, 2022	925.4	1,115.7	(30.5)	3,231.4	5,242.0	6.2	5,248.2

(*) See Note 3.
(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital	General reserves (*)	Translation reserve	Retained earnings (deficit)	Total	Non-controlling interests	Total equity

	US $ in millions
For the six months period ended June 30, 2021
Balance at January 1, 2021	700.3	1,106.5	(16.0)	(1,523.5)	267.3	7.2	274.5
Profit for the period				1,474.1	1,474.1	3.7	1,477.8
Other comprehensive income for the period, net of tax			(2.2)	(0.1)	(2.3)	(1.2)	(3.5)
Issuance of share capital, net of issuance costs	203.5				203.5		203.5
Share-based compensation		0.8			0.8		0.8
Dividend to owners of the Company				(230.0)	(230.0)		(230.0)
Dividend to non-controlling interests in subsidiaries						(4.7)	(4.7)
Balance at June 30, 2021	903.8	1,107.3	(18.2)	(279.5)	1,713.4	5.0	1,718.4

For the three months period ended June 30, 2021
Balance at March 31, 2021	903.8	1,106.8	(18.2)	(936.1)	1,056.3	3.8	1,060.1
Profit for the period				886.5	886.5	1.7	888.2
Other comprehensive income for the period, net of tax				0.1	0.1	(0.1)
Share-based compensation		0.5			0.5		0.5
Dividend to owners of the Company				(230.0)	(230.0)		(230.0)
Dividend to non-controlling interests in subsidiaries						(0.4)	(0.4)
Balance at June 30, 2021	903.8	1,107.3	(18.2)	(279.5)	1,713.4	5.0	1,718.4

For the year ended December 31, 2021
Balance at January 1, 2021	700.3	1,106.5	(16.0)	(1,523.5)	267.3	7.2	274.5
Profit for the year				4,640.3	4,640.3	8.8	4,649.1
Other comprehensive income for the year, net of tax			(3.7)	0.2	(3.5)	(4.1)	(7.6)
Issuance of share capital, net of issuance costs	203.5				203.5		203.5
Share-based compensation		20.8			20.8		20.8
Exercise of options	19.4	(19.4)
Dividend to owners of the Company				(536.4)	(536.4)		(536.4)
Acquisition of subsidiary with non-controlling interest						0.3	0.3
Dividend to non-controlling interests in subsidiaries						(4.7)	(4.7)
Balance at December 31, 2021	923.2	1,107.9	(19.7)	2,580.6	4,592.0	7.5	4,599.5

(*) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2022	2021	2022	2021	2021
	US $ in millions

Cash flows from operating activities
Profit for the period	3,046.8	1,477.8	1,335.8	888.2	4,649.1

Adjustments for:
Depreciation and amortization	627.5	309.7	337.3	176.1	779.2
Net finance expenses	51.8	84.5	27.9	45.0	156.8
Share of profits and change in fair value of investees	(3.7)	(3.2)	(2.2)	(0.7)	(4.7)
Capital gain	(15.8)	(1.1)	(11.8)	(0.7)	(8.7)
Income taxes	908.2	278.2	400.6	223.8	1,010.4
Other non-cash items	10.0		7.5		20.8
	4,624.8	2,145.9	2,095.1	1,331.7	6,602.9
Change in inventories	(97.2)	(47.5)	(42.4)	(13.4)	(66.8)
Change in trade and other receivables	(61.8)	(434.1)	34.5	(259.9)	(766.5)
Change in trade and other payables including
contracts liabilities	30.9	300.3	(5.1)	124.6	555.9
Change in provisions and employee benefits	(2.2)	4.8	(0.1)	5.5	6.6
	(130.3)	(176.5)	(13.1)	(143.2)	(270.8)
Dividends received from associates		1.9		1.2	4.4
Interest received	7.4	2.2	4.2	1.5	3.5
Income taxes paid	(1,132.0)	(15.5)	(376.3)	(10.6)	(369.1)

Net cash generated from operating activities	3,369.9	1,958.0	1,709.9	1,180.6	5,970.9

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets
and interest in investees	16.9	2.3	11.6	1.8	10.9
Acquisition of tangible assets, intangible assets and interest
in investees	(263.1)	(464.5)	(80.6)	(331.5)	(1,005.0)
Acquisition of investment instruments, net	(515.9)		(333.0)		(182.5)
Change in other receivables	(2.6)		(2.3)		(101.8)
Change in other investments (mainly deposits), net	(189.1)	14.3	(288.9)	16.4	(2,064.7)
Net cash used in investing activities	(953.8)	(447.9)	(693.2)	(313.3)	(3,343.1)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2022	2021	2022	2021	2021
	US $ in millions

Cash flows from financing activities
Receipt of long-term loans and other
long-term liabilities	59.2	50.0		50.0	50.0
Issuance of share capital, net of issuance costs		205.4			205.4
Repayment of lease liabilities and borrowings	(532.5)	(692.4)	(323.6)	(502.0)	(1,191.3)
Change in short term loans	(53.5)	(16.0)	(33.5)	(15.0)	(16.0)
Dividend paid to non-controlling interests	(4.6)	(4.7)	(0.1)	(1.9)	(4.7)
Dividend paid to owners of the Company	(2,378.6)		(2,378.6)		(536.4)
Interest and other financial expenses paid	(94.7)	(77.3)	(54.2)	(42.5)	(160.0)
Net cash used in financing activities	(3,004.7)	(535.0)	(2,790.0)	(511.4)	(1,653.0)

Net change in cash and cash equivalents	(588.6)	975.1	(1,773.3)	355.9	974.8
Cash and cash equivalents at beginning of the period	1,543.3	570.4	2,727.2	1,188.4	570.4
Effect of exchange rate fluctuation on cash held	(7.9)	(0.2)	(7.1)	1.0	(1.9)
Cash and cash equivalents at the end of the period	946.8	1,545.3	946.8	1,545.3	1,543.3

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2021 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on August 17, 2022.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3	Significant accounting policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements, except as detailed below.

Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets:

As from January 1, 2022, the Company applies the amendment to IAS 37 in respect of onerous contracts, according to which, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, comprised of: (i) incremental costs, and (ii) an allocation of other costs that relate directly to fulfilling the contract.

The amendment is effective retrospectively in respect of contracts where, at the date of initial application, the entity has not yet fulfilled all its obligations. The Group did not restate comparative data, but adjusted the opening balance of retained earnings in accordance with the amendment, by the amount of its cumulative effect (US$ 3.3 million).

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position

(a)
The container shipping industry continues to be characterized by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic, the ongoing military conflict between Russia and Ukraine, or the rise of inflation in certain countries). In addition, regulators in certain jurisdictions have become more active in their regulatory oversight over our industry, through change in regulations and interpretation of related rules.

In June 2022, the US administration published the ‘Ocean Shipping Reform Act of 2022’, promoting an increased regulatory supervision over maritime shipping carriers and others in the shipping industry, mainly in respect of demurrage and detention charges.

Market conditions continued to allow the Company to further strengthen its capital structure. Although average freight rates slightly decreased over the course of the second quarter 2022, they remained at elevated levels which more than compensated the impact of increased charter hire rates and bunker prices.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by participating in partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, the Company continues to explore options which can contribute to strengthen its capital and operational structure.

(b)
Further to the Company’s operational cooperation with the “2M” alliance initiated in 2018, the Company announced in February 2022, that the 2M alliance partners (Maersk and MSC, two leading shipping liner companies) and the Company have formally agreed to extend their existing operational collaboration agreement, based on a full slot exchange and vessel sharing agreement, on the Asia – US East Coast and Asia – US Gulf Coast trades. The parties also agreed to terminate their collaboration in the Asia to Mediterranean and Pacific North – West trades, in which ZIM launched a new independent service to address its customers' needs. The agreements with the 2M alliance partners became effective on April 2, 2022.

(c)
In March 2022, the plaintiff in the claim for an alleged patents’ infringement against the Company, as disclosed in Note 27(h) to the Company’s 2021 annual financial statements, voluntarily withdrew his claim, thus resulting in the closure of the related proceedings.

(d)
Charter agreements:

In January 2022, the Company entered into an agreement with a related-party shipping company for an eight-years charter of three 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, for a total consideration of approximately $400 million. The vessels are scheduled to be delivered during the first and second quarters of 2024.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4       Financial position (cont’d)

In February 2022, the Company entered into an agreement with Navios Maritime Partners L.P. for chartering a total of thirteen container vessels for a term of approximately five years, in a total consideration of approximately $870 million. The agreement comprises five secondhand vessels at the size range of 3,500-4,360 TEU, all of which were delivered during 2022, deployed in trades between Asia and Africa, and eight 5,300 TEU newbuild vessels, scheduled to be delivered between the third quarter of 2023 and the fourth quarter of 2024.

In March 2022, the Company entered into an agreement with MPC Container Ships ASA and MPC Capital AG, for chartering of six 5,500 TEU newbuild vessels for a period of 7 years, in a total consideration of up to approximately US$ 600 million. The vessels are scheduled to be delivered between May 2023 and February 2024.

As part of its ongoing operational needs, the Company continued to charter additional vessels and extend vessel charter periods. See also Note 1(b) and Note 26 to the Company’s 2021 annual financial statements, in respect of the Company’s chartering agreements with Seaspan and the Company’s commitments.

(e)
Fleet acquisitions:

Further to the purchase agreements of eight second-hand vessels the Company entered into during the second half of 2021, all related vessels were delivered to the Company, including five vessels which were delivered during 2022.

(f)
Dividends:

In April and June 2022, further to the approval of the Company’s Board of Directors, the Company distributed dividends in amounts of US$ 2,037 million and US$ 342 million, reflecting US$ 17.00 and US$ 2.85 per ordinary share, respectively.

In August 2022, further to the Company’s recently updated dividend policy, the Company’s Board of Directors approved a distribution of an interim dividend of approximately US$ 4.75 per ordinary share (or approximately US$ 571 million, considering the number of ordinary shares outstanding as of June 30, 2022). The dividend is scheduled to be paid on September 8, 2022, to all holders of ordinary shares on record as of August 29, 2022.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

Share-based payment arrangements

During the reported period, the Board of Directors approved grants of share options to officers, directors and employees, as detailed below:

Grant date	Number of instruments	Instrument terms	Vesting terms	Contractual life
March 9, 2022 May 2, 2022	1,727,443 490,662	Each option is exercisable into one ordinary share on a cash-less basis.	These options shall vest upon the first, second, third and fourth anniversary as from March 9, 2022, in four equal instalments of 25% each.	5 years

Information on fair value measurement

The weighted average fair value of the options granted, measured using the Black & Scholes model, and the related measurement inputs used, were as below:

Grant Date	March 9, 2022	May 2, 2022
Fair Value	USD 29.72	USD 26.30
Share price on grant date	USD 68.94	USD 55.63
Exercise price	USD 68.37	USD 51.37
Expected volatility	47.3%	48.4%
Expected life	5 years	4.9 years
Expected dividends	0%	0%
Risk-free interest rate	1.7%	3.0%

During the six and three months period ended June 30, 2022, a total of 304,205 and 236,705 ordinary shares were issued, respectively, upon the cashless exercise of options, previously granted in respect of share-based payment arrangements.

During the six and three months period ended June 30, 2022, 2021 and the year ended December 31, 2021, the Company recorded expenses related to share-based compensation arrangements of US$ 10.0 million, US$ 7.5 million, US$ 0.8 million, US$ 0.5 million and US$ 20.8 million, respectively.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

6	Right-of-use assets

	Balance at June 30		Balance at December 31
	2022	2021	2021
	US $ in millions

Vessels	3,949.4	1,651.5	2,720.2
Containers and handling equipment	418.4	522.3	458.6
Other tangible assets	52.3	47.3	47.6
	4,420.1	2,221.1	3,226.4

7	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2022	2021	2022	2021	2021
	US $’ in millions
Freight Revenues from containerized cargo:
Pacific	3,296.7	1,994.7	1,571.3	1,182.5	5,278.8
Cross-Suez	914.6	489.7	441.9	287.2	1,254.2
Atlantic	661.6	391.4	331.8	231.8	960.8
Intra-Asia	1,143.4	670.4	546.4	358.4	1,714.6
Latin America	366.5	184.3	186.8	96.9	490.3
	6,382.8	3,730.5	3,078.2	2,156.8	9,698.7
Other Revenues (*)	762.4	395.8	350.6	225.2	1,030.0
	7,145.2	4,126.3	3,428.8	2,382.0	10,728.7

(*) Mainly related to demurrage, value-added services and non-containerized cargo.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2022	2021	2022	2021	2021
	US $ in millions
Wages, maintenance and other vessel-operating costs	16.1	7.1	9.3	3.4	14.3
Expenses relating to fleet equipment (mainly containers and chassis)	15.2	14.7	7.9	7.3	28.1
Fuel and lubricants	646.5	330.9	384.7	185.2	739.8
Insurance	6.2	4.9	4.1	2.4	11.5
Expenses related to cargo handling	1,014.3	941.2	529.9	503.8	1,879.9
Port expenses	155.2	125.4	84.6	65.4	255.5
Agents’ salaries and commissions	130.8	93.7	70.3	51.8	238.8
Cost of related services and sundry	108.9	72.4	44.2	37.4	170.9
Slot purchases and hire of vessels	270.4	261.1	119.5	122.7	530.5
Hire of containers	17.0	18.1	7.8	9.5	36.6
	2,380.6	1,869.5	1,262.3	988.9	3,905.9

9	Financial instruments

Financial instruments measured at fair value

	June 30,
	2022				2021
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss
	US $ in millions
Other investments:
Level 1 financial instruments carried at fair value
Current	7.1	37.0	2.2		2.2
Non-Current	219.2	399.9	20.8
	226.3	436.9	23.0		2.2

Level 3 financial instruments carried at fair value
Non-Current				7.8		2.3
	226.3	436.9	23.0	7.8	2.2	2.3

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9      Financial instruments (cont’d)

	December 31,
	2021
	Investments in sovereign bonds at fair value through other comprehensive income	Investments in corporate bonds at fair value through other comprehensive income	Investments in equity instruments at fair value through other comprehensive income	Investments in equity instruments at fair value through profit and loss
	US $ in millions
Other investments:
Level 1 financial instruments carried at fair value
Current	2.0	16.3	2.0
Non-Current	35.5	127.4
	37.5	143.7	2.0

Level 3 financial instruments carried at fair value
Non-Current				2.3
	37.5	143.7	2.0	2.3

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings per share

Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2022	2021	2022	2021	2021
	US $ in millions
Profit attributable to ordinary shareholders used to calculate basic and diluted earnings per share (US $ in millions)	3,041.9	1,474.1	1,333.1	886.5	4,640.3

Number of outstanding shares at the beginning of the period used to calculate basic earnings per share	119,910,688	100,000,000	119,910,688	100,000,000	100,000,000
Effect of shares issued		12,403,315		15,000,000	13,712,329
Effect of share options	40,030		79,620		1,393,175

Weighted average number of ordinary shares used to calculate basic earnings per share	119,950,718	112,403,315	119,990,308	115,000,000	115,105,504

Effect of share options	491,243	4,988,241	451,905	5,133,808	3,828,219

Weighted average number of ordinary shares used to calculate diluted earnings per share	120,441,961	117,391,556	120,442,213	120,133,808	118,933,723